Exhibit (a)(2)
GENERAL MOTORS IS NEUTRAL ON TRACINDA TENDER OFFER
      DETROIT — General Motors Corporation (NYSE: GM) announced today that its Board of Directors has determined that GM will express no opinion and is neutral with respect to Tracinda Corporation’s tender offer to purchase up to 28 million shares of GM’s common stock at a price of $31 per share. The shares sought in the tender offer represent less than 5 percent of GM’s outstanding common stock. Unless extended, Tracinda’s tender offer will expire on June 7, 2005 at 5:00 p.m., Eastern time.
      Additional information regarding the Board’s determination on the tender offer, including a copy of GM’s statement on Schedule 14D-9, in which GM responds to Tracinda’s tender offer, is available without charge at GM’s website, “www.gm.com,” or at the SEC’s website, “www.sec.gov.” Additionally, written requests by GM’s stockholders for copies of GM’s statement on Schedule 14D-9 can be directed to Morrow & Co., Inc., 445 Park Avenue — 5th Floor, New York, NY 10022, Attn: General Motors 14D-9 Requests, and telephone requests can be directed to Morrow at (877) 366-1578.
      The Board and management of GM remain committed to enhancing value for all GM stockholders and will continue to communicate with stockholders regarding these matters.
      General Motors, the world’s largest automaker, has been the global industry sales leader since 1931. Founded in 1908, GM today employs about 321,000 people around the world. It has manufacturing operations in 32 countries and its vehicles are sold in 200 countries. More information can be found at www.gm.com. For additional media information, visit http://media.gm.com.
Contact:
Toni Simonetti
(212) 418-6380